EXHIBIT 99.2

November 15, 2021

Ms. Cynthia Dotzel
Mr. John Giambalvo
c/o Timothy J. Nieman, Esq.
Corporate Secretary
Codorus Valley Bancorp, Inc.
105 Leader Heights Road
York, PA 17405

VIA EMAIL

Cindy and John,

Reference is made to the Restricted Stock Unit Agreement (the “RSU Agreement”) dated November 9, 2021 between Codorus Valley Bancorp, Inc. (the “Corporation”) and Craig Kauffman, the Corporation’s chief executive officer.1 A few points:

•	60% of the shares of the Corporation’s common stock (“Common Stock”) granted to Mr. Kaufman pursuant to the RSU Agreement are performance based. The sole performance metric is return on equity (“ROE”) for the 2024 fiscal year (“FY 2004”). Using only ROE as a performance metric, instead of pre-tax, pre-provision income (“PTPPI”), seems to be a clear admission by the Corporation’s board of directors (the “Board”) that PPPTI is an entirely inappropriate metric for use in connection with executive incentive compensation. To the extent that was not the Board’s intention, please explain.

•	The “Target” and “Stretch” goals for FY 2004 ROE are 10.00% and 12.00%, respectively. The Corporation’s ROE for the quarter ended September 30, 2021 was 9.56%. Either the Target and Stretch goals (i) are “lay-ups” for the Corporation to hit easily or (ii) they represent the Board’s reasonable estimate of the Corporation’s future performance: if the former, the RSU Agreement represents pay for no performance, if the later (meaning that the Board anticipates it will take three years for the Corporation to deliver entirely pedestrian profitability), the Board should immediately seek a buyer for the Corporation since its standalone prospects are singularly unimpressive.

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1 https://www.sec.gov/Archives/edgar/data/806279/000089710121000938/codorus211395_ex10-1.htm.

250 Park Avenue

7th Floor

New York, NY 10177

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The below chart will provide some context for the Target and Stretch goals for FY 2004 ROE

Source S&P Capital IQ

If the Board believes that it will take three years for the Corporation to get to (current) peer levels of profitability, it is entirely unclear how and why the Board could possibly conclude that finding a buyer willing to pay a significant premium to the current trading price of the Common Stock now would not be in the best interests of shareholders: the only logical explanation is that the Board is putting other interests ahead of those of shareholders. Please either (i) confirm that the Board is putting other interests (such as the interest of current directors in keeping their board seats) before those of shareholders or (ii) promptly take action that would demonstrate otherwise.

#oversightnotalignment

Very truly yours,

/s/ J. Abbott R. Cooper

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